UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended:

December 31, 2025

Immersed Inc.

(Exact name of issuer as specified in its charter)

Delaware

(Jurisdiction of incorporation or organization)

81-5011777

(I.R.S. Employer Identification Number)

106 E. 6th STE 900-202
Austin, Texas 78701

(Address of principal executive offices)

512-649-5589

(Telephone number, including area code)

Series B Common Stock, par value $0.00001

(Title of each class of securities issued pursuant to Regulation A)

Immersed Inc.

(a Delaware Corporation)

Audited Financial Statements

As of the years ended December 31, 2025 and 2024

FS-2

Financial Statements

Immersed Inc.

FS-3

Independent Auditor’s Report

May 3, 2026

To the Shareholders of Immersed Inc.
Austin, Texas

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Immersed Inc., which comprise the balance sheet as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Immersed Inc. as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Immersed Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Immersed Inc.’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Immersed Inc.’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Immersed Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice.CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey

May 3, 2026

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Immersed Inc.
BALANCE SHEET
As of December 31, 2025 and 2024
(Audited)

	2025	2024
ASSETS

Current Assets
Cash in bank	$305,301	$242,490
Restricted cash	159,789	-
Accounts receivable	2,822	114,314
Due from broker	223,770	-
Inventory	470,400	-
Prepaid and other current assets	31,391	312,117
Digital assets, net	-	2,642
Total Current Assets	1,193,473	671,563

Non-Current Assets
Property and equipment, net	24,847	40,089
Intangible assets, net	214,696	199,132
Total Non-Current Assets	239,543	239,221
Total Assets	$1,433,016	$910,784

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$5,216,354	$5,558,992
Accrued expenses	708,462	740,656
Accrued interest payable	256,644	198,531
Deferred revenue	2,255,081	3,025,713
vProperty deposits	-	73,391
Merchant cash advances, net	455,071	295,350
Loans payable, net	131,855	195,854
Notes payable	62,000	177,000
Convertible notes payable	1,824,300	450,000
Other accrued liability	70,000	-
Total Current Liabilities	10,979,767	10,715,487

Convertible notes payable, net of current portion	250,000	4,149,300
Total Liabilities	11,229,767	14,864,787

Stockholders’ Equity (Deficit)
Series 1 Preferred stock, $0.00001 par value; 166,305,280 and 179,000,000 shares authorized as of December 31, 2025 and 2024, respectively and 166,305,280 shares issued and outstanding, liquidation preference of $34,184,635, as of both December 2025 and 2024	1,663	1,663
Series B Common stock, $0.00001 par value; 666,332,441 and 660,000,000 shares authorized, 64,729,235 and 116,434,240 shares issued and outstanding as of December 31, 2025 and 2024, all respectively	648	1,164
Series C Common stock, $0.00001 par valuer; 75,833,333 shares authorized, issued and outstanding as of December 31, 2025	758	-
Additional paid-in capital	25,731,592	17,417,561
Accumulated deficit	(35,531,412)	(31,374,391)
Total Stockholders’ Deficit	(9,796,751)	(13,954,003)

Total Liabilities and Stockholders’ Equity (Deficit)	$1,433,016	$910,784

All share and per-share amounts have been retroactively adjusted to reflect the 20-for-1 stock split effected in December 2025.

The accompanying footnotes are an integral part of these financial statements.

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Immersed Inc.

INCOME STATEMENT

For the Years Ended December 31, 2025 and 2024 (Audited)

	2025	2024
Revenues	$677,250	659,590
Cost of revenues	(114,549)	(155,331)
Gross Profit	562,701	504,259

Operating Expenses
General and administrative	851,821	1,868,107
AR/VR product expenses	1,413,145	12,036,253
Marketing and advertising	1,322,604	141,919
Digital assets impairment gains, net	(8)	(1,895)
Professional fees	195,683	273,746
Total Operating Expenses	3,783,245	14,318,130

Loss from Operations	(3,220,544)	(13,813,871)

Other Income (Expense)
Other income	73,391	-
Other expense	(11,800)	-
Interest expense	(997,470)	(457,701)
Gain (loss) on disposal of digital assets, property and equipment	(598)	2,243
Total Other Income (Expense)	(936,477)	(455,458)

Net Loss	$(4,157,021)	$(14,269,329)

Weighted average common stock outstanding - basic and diluted	116,670,187	116,397,460
Net loss per share - basic and diluted	$(0.04)	$(0.12)

The accompanying footnotes are an integral part of these financial statements.

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Immersed Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2025 and 2024 (Audited)

	Series 1 Preferred Stock		Series A Common Stock		Series B Common Stock		Series C Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity/ (Deficit)
Balance at December 31, 2023	166,305,280	$1,663	-	$-	116,000,900	$1,160	-	$-	$17,181,606	$(17,105,062)	$79,367
Issuance of common stock upon exercise of stock options	-	-	-	-	382,960	4	-	-	15,698	-	15,702
Issuance of common stock through WeFunder	-	-	-	-	50,380	-	-	-	-	-	-
Stock-based compensation – stock options	-	-	-	-	-	-	-	-	220,257	-	220,257
Net loss	-	-	-	-	-	-	-	-	-	(14,269,329)	(14,269,329)
Balance at December 31, 2024	166,305,280	$1,663	-	$-	116,434,240	$1,164	-	$-	$17,417,561	$(31,374,391)	$(13,954,003)
Issuance of common stock for services	-	-	-	-	-	-	-	-	9,320	-	9,320
Conversion of convertible notes payable and accrued interest to Series B common stock	-	-	-	-	23,744,528	238	-	-	8,214,579	-	8,214,817
Stock exchange	-	-	-	-	(75,833,333)	(758)	75,833,333	758	-	-	-
Issuance of common stock upon exercise of stock options	-	-	-	-	400,000	4	-	-	396	-	400
Adjustment to prior year’s exercised stock options	-	-	-	-	(16,200)	-	-	-	(664)	-	(664)
Stock-based compensation – stock options	-	-	-	-	-	-	-	-	90,400	-	90,400
Net loss	-	-	-	-	-	-	-	-	-	(4,157,021)	(4,157,021)
Balance at December 31, 2025	166,305,280	$1,663	-	$-	64,729,235	$648	75,833,333	$758	$25,731,592	$(35,531,412)	$(9,796,751)

The accompanying footnotes are an integral part of these financial statements.

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Immersed Inc.

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2025 and 2024 (Audited)

	2025	2024
Cash Flows from Operating Activities
Net loss	$(4,157,021)	$(14,269,329)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	35,028	48,551
Bad debt expense	-	6,686
Stock-based compensation	90,400	220,257
Amortization of discounts on convertible notes payable	56,495	-
Amortization of discount on merchant cash advances and loans payable	305,459	236,548
Amortization of discount on operating lease liability	-	8,493
Loss on disposal of property and equipment	611	1,819
Digital assets impairment gains, net	(19)	(1,895)
Issuance of common stock for services	9,320	-
Changes in operating assets and liabilities:
Accounts receivable	111,492	504,463
Inventory	(470,400)	-
Prepaid and other current assets	280,726	55,698
Operating lease right-of-use asset	-	337,123
Accounts payable	(342,638)	4,992,039
Accrued expenses and interest	550,439	725,020
Deferred revenue	(770,632)	1,551,128
Operating lease liability	-	(345,873)
vProperty deposits	(73,391)	(12,309)
Other current liabilities	70,000	-
Net cash used in operating activities	(4,304,131)	(5,941,581)

Cash Flows from Investing Activities
Purchase of intangible assets	(31,390)	-
Sale of digital assets	2,661	8,279
Purchase of property and equipment	(5,331)	(17,280)
Sale of property and equipment	760	6,417
Net cash used in investing activities	(33,300)	(2,584)

Cash Flows from Financing Activities
Proceeds from convertible notes payable	4,884,368	4,149,300
Proceeds from notes payable	-	420,000
Repayment of notes payable	(115,000)	(243,000)
Proceeds from merchant cash advances	582,000	825,000
Repayment of merchant cash advances	(688,044)	(735,315)
Proceeds from loans payable	132,900	500,900
Repayment of loans payable	(236,593)	(335,929)
Proceeds from issuance of common stock	-	15,702
Proceeds from exercise of share options	400	-
Net cash provided by financing activities	4,560,031	4,596,658
Net change in cash and restricted cash	222,600	(1,347,507)

Cash at beginning of year	242,490	1,589,997
Cash at end of year	$465,090	$242,490

Supplemental Disclosure of Cash Flow
Information Interest paid	$25,000	$-
Income taxes paid	$-	$-

Supplemental Disclosure of Non-cash Financing Activities
Conversion of convertible notes payable to Series B common stock	$7,689,633	$-
Conversion of accrued interest payable to Series B common stock	$525,184	$-

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IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Immersed Inc., previously known as AraJoy Inc., (“the Company”) was incorporated on January 4, 2017 under the laws of the State of Delaware. Effective November 29, 2017, the Company amended its certificate of incorporation to change its corporate name from AraJoy Inc. to Immersed Inc.

The Company is a software company providing virtual reality offices for remote teams and individuals. Currently, the Company’s technology is available on the following platforms: Facebook/Meta Quest, HTC, Pico, Apple, and planning to expand onto other platforms in the future.

During 2023, the Company began development of Visor, its own work-optimized spatial computing AR/VR headset. The Company announced Visor in August 2023 and started pre-orders in September 2023, with initial evaluation units delivered in 2025 to obtain final feedback prior to mass production targeted in 2026.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization, digital assets impairment gains/losses, collectible valuation of accounts receivable and the estimate of valuation of stock-based compensation.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Going Concern

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America (“US GAAP”) applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses amounting to $4,157,021 and $14,269,329 for the years ended December 31, 2025 and 2024, respectively, has a working capital deficit of $9,786,294 and an accumulated deficit of $35,531,412 as of December 31, 2025. The Company has negative cash flows from operating activities of $4,304,131 and $5,941,581 for the years ended December 31, 2025 and 2024, respectively. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to mitigate the conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern include immediate plans to raise additional funds to meet obligations through both a private capital raise and a public crowdfunding campaign and to increase revenue through hiring sales staff and aggressively selling current and future product offerings. The Company’s ability to meet its obligations as they become due is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional external capital financing. The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as going concern.

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IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025 and 2024, the Company’s cash in bank balance has exceeded federally insured limits by $44,392 and $0, respectively. As of December 31, 2025 and 2024, the Company held cash balances at Silicon Valley Bank, which carries a credit risk that deposits may not be collectible or fully liquid. The Company has not experienced any losses through the date when the financial statements were available to be issued.

Restricted Cash

Restricted cash represents investment proceeds raised through the Company’s Regulation CF offering, held in an escrow account owned by the Company and administered by Dealmaker. On each closing date, funds corresponding to fully executed convertible notes are released from escrow, from which Dealmaker’s commission fee is paid and net proceeds are remitted to the Company. No minimum balance is required to be maintained in the escrow account. As of December 31, 2025, restricted cash held in the escrow account totaled $159,789.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2025 and 2024, management considers its accounts receivable as fully collectible and no allowance for doubtful accounts has been recorded.

For the years ended December 31, 2025 and 2024, the Company wrote off $0 and $6,686 of its accounts receivable as bad debt expense.

Due from Broker

The amounts due from broker represent funds held by Dealmaker that had not yet been released to the Company’s designated escrow account, which is classified as restricted cash. These balances arise from capital raised through investment transactions facilitated by the broker, pending transfer to the escrow account in accordance with contractual arrangements.

As of December 31, 2025 and 2024, the balances due from broker amounted to $223,770 and $0, respectively. The Company monitors these amounts to ensure timely settlement and proper classification within its financial statements.

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IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

Inventory

The Company’s inventory consists of the cost of components which will go into sellable Visors. The inventory is valued at the lower of cost (weighted-average) or estimated net realizable value. As of December 31, 2025 and 2024, the Company has a work-in-progress inventory of $470,400 and $0, respectively. Inventory balances are evaluated for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information and reduce inventory balances to net realizable value for excess and obsolete inventory based on this analysis. At the point of the write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Management believes there was no impairment of inventory as of both December 31, 2025 and 2024.

Prepaid Expenses

Prepaid expenses include engineering consulting service fees, subscription fees and others for periods subsequent to December 31, 2025 and 2024.

Digital Assets

During the year ended December 31, 2025 and 2024, the Company held a minimal amount of Ethereum through the sale of Immersed Virtual Property (“vProperty”) in prior years. The deeds to the vProperty are in the form of Non-Fungible Tokens (“NFTs”). See deferred revenue accounting policy for additional information on deposits held from these vProperty sales.

The Company accounts for its digital assets, which are comprised solely of Ethereum and USDC, as indefinite-lived intangible assets in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles-Goodwill and Other. The Company’s digital assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition.

The Company determines the fair value of its Ethereum and USDC on a nonrecurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices on the Coinbase exchange, the active exchange that the Company has determined is its principal market for Ethereum and USDC (Level 1 inputs). The Company performs an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted (unadjusted) prices on the active exchange, indicate that it is more likely than not that any of the assets are impaired. In determining if an impairment has occurred, the Company considers the lowest price of one Ethereum and USDC quoted on the active exchange at any time since acquiring the specific Ethereum and USDC held by the Company. If the carrying value of an Ethereum and USDC exceeds that lowest price, an impairment loss has occurred with respect to that Ethereum and USDC in the amount equal to the difference between its carrying value and such lowest price.

Impairment losses are recognized as “Digital asset impairment losses” in the Company’s statements of operations in the period in which the impairment occurs. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains (if any) are not recorded until realized upon sale, at which point they would be presented net of any impairment losses in the Company’s statements of operations. In determining the gain to be recognized upon sale, the Company calculates the difference between the sales price and carrying value of the specific Ethereum and USDC sold immediately prior to sale.

During the year ended December 31, 2024, the Company reversed digital asset impairment losses of $1,895 and recorded an additional gain of $4,064 due to exchange of Ethereum for USDC. As of December 31, 2024, the Company held approximately $6.00 and $2,636 of Ethereum and USDC, respectively.

FS-12

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

In October 2025, the Company liquidated its Ethereum holdings and received cash proceeds of $2,642.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment and domain names using the straight-line method over the estimated useful lives of assets, which is currently 3-7 years.

Property and equipment as of December 31, 2025 and 2024 were as follows:

	2025	2024
Equipment	$111,308	$115,602
Furniture and fixture	26,511	28,019
	137,819	143,621
Less: accumulated depreciation	112,972	103,532

Total property and equipment, net	$24,847	$40,089

Depreciation expense of $19,202 and $33,305 was recorded on these assets for the years ended December 31, 2025 and 2024, respectively.

Intangible Assets

The Company has capitalized purchase fees related to five domain names. As of December 31, 2025 and 2024, the Company has capitalized a total of $260,075 and $228,685 in domain names, respectively. All domain names capitalized are amortized over the length of 15 years. Amortization expense for the years ended December 31, 2025 and 2024 was $15,826 and $15,246, respectively.

Leases

The Company recognizes and measures its leases in accordance with ASU 2016-02, Leases (Topic 842) (“ASC 842”). In accordance with ASC 842, the Company determines if an arrangement contains a lease at inception. Operating leases are included in operating lease right-of-use (ROU) assets and operating lease liabilities, current and noncurrent, on the balance sheet. Lease liabilities are initially recorded at the present value of the lease payments by discounting the lease payments by the discount rate and then recording accretion over the lease term using the effective interest method.

Operating lease classification results in straight-line expense recognition pattern over the lease term and recognized lease expense as a single expense component, which results in amortization of the ROU asset that equals the difference between straight-line lease expense and the expense recorded to related to the lease liability. Operating lease expense is presented under operating expenses, based on the use of the leased asset, on the statement of operations.

The operating lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

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IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company’s long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

For the years ended December 31, 2025 and 2024, the Company disposed property and equipment with carrying amount of $1,371 and $8,236, received $760 and $6,417 in proceeds, and recognized $611 and $1,819 as loss on disposals of property and equipment in the statements of operations, all respectively.

Convertible Instruments

Convertible debt is accounted for under ASC 470, Debt, as amended by ASU 2020-06, Debt - Debt with Conversion and Other Options, adopted by the Company effective January 1, 2024. This standard simplifies the accounting by eliminating certain separation models for convertible instruments, requiring the Company to evaluate the debt as a single instrument unless bifurcation of embedded derivatives is required under ASC 815, Derivatives and Hedging. Convertible notes are initially recorded at their principal amount, net of issuance costs or discounts, and classified as liabilities unless specific features mandate equity classification. Interest expense is recognized using the effective interest method over the notes’ terms. Discounts on convertible debts are amortized over the term of the related debt.

The Company’s convertible debt instruments are debt host financial instruments containing embedded features, some of which may be required to be bifurcated from the debt-host and recognized as separate derivative liabilities subject to initial and subsequent periodic estimated fair value measurements under ASC Topic 815. Embedded features are assessed to determine if they require bifurcation as derivatives. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash in bank, restricted cash, accounts receivable, digital assets, accounts payable, accrued expenses, accrued interest payable, merchant cash advances, loans payable, note payable and convertible notes payable.

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

FS-14

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2025 and 2024, the carrying amounts of the Company’s financial assets and liabilities reported in the balance sheets approximate their fair value.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. During the year ended December 31, 2025 and 2024, the Company incurred $242,294 and $0 offering costs, respectively.

Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019 and retroactively applied to the periods presented.

The Company enters into monthly and yearly subscription plans with our customers to provide immersive virtual reality offices where customers can spawn up to 5 virtual monitors and can collaborate with others in the same virtual space. We recognize revenue ratably over the term of the agreement, as our performance obligation is satisfied over time.

For contract services, the Company enters into contractual agreements with clients to provide specific services as outlined in each contract. Revenue from contract services is recognized in accordance with the terms of the agreements as performance obligations are satisfied. Contractual services primarily include technical development services, such as platform compatibility and integration work, as well as product demonstrations of the Company’s Visor and Curator products, delivered to clients as part of product engagement and commercialization efforts.

During the period ended December 31, 2025, the Company recognized software subscription revenue totaling $383,908 and contract services revenue totaling $293,342. These amounts are included in revenues in the accompanying statements of operations.

FS-15

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

Deferred Revenue

Deferred revenue consists of the following as of December 31, 2025 and 2024:

	2025	2024
Subscriptions	$38,784	$50,168
Visor pre-order and visor plus deposits	2,216,297	2,975,545
Total deferred revenue	$2,255,081	$3,025,713

Subscriptions

Deferred revenue as of December 31, 2025, and December 31, 2024, pertains to subscription payments collected but not yet earned for the Immersed virtual reality application annual subscriptions. The Company expects to recognize the deferred revenue balance as of December 31, 2024, in 2025, and the deferred revenue balance as of December 31, 2025, in 2026, as the related service obligations are satisfied.

Visor Pre-Order and Visor Plus Deposits

During 2023, the Company began development of its own work-focused AR/VR headset, Visor, and commenced accepting pre-order deposits in September 2023. Additional pre-order deposits were received during 2024 and 2025. Pre-order deposits will be recognized as revenue when the related orders are fulfilled.

vProperty Deposits

During 2022, the Company created Immersed Virtual Property (“vProperty”) and received Ethereum deposits from customers for vProperty. The deeds to the virtual property were in the form of non-fungible tokens (NFT’s).

In 2023, the Company discontinued the vProperty project to refocus on spatial computing, and no vProperty was delivered to customers. Customers were notified of the refund process and were required to return their vProperty NFTs in order to receive a refund. As customers returned their vProperty deeds, the Company refunded deposits in Ethereum to customers from 2023 through the end of 2024. The remaining deposit balances were presented as vProperty deposits on the balance sheets.

During January 2025, following the cancellation of the project and conclusion of the refund process, the Company wrote-off the remaining Ethereum valued at $73,391 and recognized it as other income in the accompanying statement of operations.

Cost of Revenue

Cost of revenue primarily includes the direct costs of maintaining the Immersed virtual reality (AR/VR) software application, software subscriptions, hosting, servers and storage costs and supplies. The cost of revenue also includes the direct cost of any merchandise sold.

Marketing and Advertising Expense

Marketing and advertising expenses are expensed as incurred. Marketing and advertising expenses consist of the following for the years ended December 31, 2025 and 2024:

FS-16

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

	2025	2024
Meetings and materials for funding	$67,908	$-
Business conference tickets	700	-
Sponsored events	8,696	85,579
Content production	141,999	56,340
Paid advertisements	1,103,301	-
Marketing and advertising expenses	$1,322,604	$141,919

AR/VR Product Expenses

AR/VR product expenses are expensed as incurred and include expenses related directly to producing and maintaining the Immersed virtual reality (AR/VR) software application and products accessed within it. Also included are expenses directly related to developing Immersed’s work- focused AR/VR headset, Visor. Within the Immersed virtual reality (AR/VR) software application, there are both paid-use and free-use products.

Stock Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company- specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

FS-17

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2025 and 2024, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2025 and 2024 consist of outstanding options (Note 4).

Accounts Payable

Accounts payable represent obligations to vendors and service providers for goods and services received by the Company in the ordinary course of business. These balances are recorded at cost and are typically settled within the agreed payment terms. Accounts payable are classified as current liabilities in the accompanying financial statements. As of December 31, 2025 and 2024, accounts payable amounted to $5,216,354 and $5,558,992.

A significant portion of the Company’s accounts payable is concentrated among a small number of vendors, which together comprise approximately 75% of the total balance. The Company has been granted extended payment terms during the current year to support the scale-up of Visor to mass production.

Accrued Expenses

Accrued expenses consist of obligations for costs incurred for which invoices have not yet been received, as well as accrued payroll liabilities. As of December 31, 2025 and 2024, accrued expenses totaled $708,462 and $740,656, respectively.

FS-18

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

NOTE 3 – DEBT

Merchant Cash Advances

During the years ended December 31, 2025 and 2024, the Company entered into multiple accounts receivable agreements. Below is a summary of those agreements:

In March 2024, the Company received a loan from Ondeck Capital, a financial institution, for a total principal of $150,000. The Company recorded a discount on the loan amounting to $52,500, which is being amortized to interest expense over the term of the loans. The loans matured in March 2025 and carried interest rates of 35% per annum. The loan was paid in full in March 2025.

On March 26, 2024, the Company entered into a short-term agreement with Superfast Capital totaling $100,000. Total weekly required payments are $3,393 for the whole term of the loan. The Company recorded a discount on the loan amounting to $45,900, which is being amortized to interest expense over the term of the loans. The loan is being repaid at a 6% which is being deducted automatically from the Company’s bank account until the total required payments are made. The loan was paid in full in April 2025.

On September 27, 2024, the Company entered into a short-term agreement with FundFi Merchant Funding totaling $150,000. Total weekly required payments are $6,516 for the whole term of the loan. The Company recorded a discount on loan amounting to $58,500, which is being amortized to interest expense over the term of the loans. The loan is being repaid at a 25% which is being deducted automatically from the Company’s bank account until the total required payments are made. The loan was paid in full in March 2025.

On October 1, 2024, the Company entered into a short-term agreement with Specialty Capital totaling $150,000. Total weekly required payments are $6,516 for the whole term of the loan. The Company recorded a discount on the loan amounting to $58,500, which is being amortized to interest expense over the term of the loans. The loan is being repaid at a 7% which is being deducted automatically from the Company’s bank account until the total required payments are made. The loan was paid in full in May 2025.

On March 4, 2025, the Company entered into a short-term agreement with Fundfi Merchant Funding, LLC totaling $327,000. Total weekly required payments are $13,369 for the whole term of the loan. The Company recorded a discount on the loan amounting to $127,530, which is being amortized to interest expense over the term of the loans. The loan is being repaid at a 25% which is being deducted automatically from the Company’s bank account until the total required payments are made. The loan is secured by a security interest in substantially all Company assets and are supported by a personal guaranty.

On May 12, 2025, the Company entered into a short-term agreement with Cedar Advance LLC totaling $105,000. Total weekly required payments are $6,516 for the whole term of the loan. The Company recorded a discount on the loan amounting to $42,000, which is being amortized to interest expense over the term of the loans. The loan is being repaid at a 30% which is being deducted automatically from the Company’s bank account until the total required payments are made. The loan is secured by a security interest in substantially all Company assets and are supported by a personal guaranty.

On August 27, 2025, the Company received a loan from Ondeck Capital for a total principal of $150,000. The loan requires 39 weekly payments of $4,654. The Company recorded a discount on the loan amounting to $31,500, which is being amortized to interest expense over the term of the loans. The loans mature in May 2026 and carry interest rates of 28% per annum. The loan is secured by a security interest in substantially all Company assets and are supported by a personal guaranty.

As of December 31, 2025 and 2024, the Company has outstanding balance of $455,071 and $295,350, net of unamortized discount of $14,000 and $78,735, respectively. Interest expense recognized for the years ended December 31, 2025 and 2024 on these loans amounted to $265,765 and $205,665, respectively.

FS-19

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

Loans Payable

The Company entered into multiple loan agreements. Below is a summary of those agreements:

In March 2024, the Company received its first loan from Shopify totaling $270,000. The Company recorded a discount on the loan amounting to $35,100, which is being amortized to interest expense over the term of the loan. The loan is being repaid daily at 17%-25% of the Company’s Shopify account’s sales proceeds, which is being deducted automatically until the total required payments are made. The loan is secured by the Company’s balances on its Shopify account.

In September 2024, the Company received a second loan from Shopify totaling $75,000. The Company recorded a discount on the loan amounting to $9,750, which is being amortized to interest expense over the term of the loan. The loan repayment will begin after the first loan is paid in full. The loan is secured by the Company’s balances on its Shopify account.

On October 15, 2024 the Company received a loan from Stripe Capital, a financial institution, for a total principal of $88,300. The Company recorded a discount on the loan amounting to $10,684, which is being amortized to interest expense over the term of the loans. The loan matures in April 2026 and carries interest rate of 8% per annum. The loan was paid in full in February 2025.

On February 18, 2025 the Company received a loan from Stripe Capital, a financial institution, for a total principal of $132,900. The Company recorded a discount on the loan amounting to $14,220, which is being amortized to interest expense over the term of the loans. The loan matures in April 2026 and carries interest rate of 8% per annum.

As of December 31, 2025, and December 31, 2024, the Company has an outstanding balance of $131,855 and $195,854, net of unamortized discount of $6,613 and $32,087, respectively. Interest expense recognized for the years ended December 31, 2025 and 2024 on these loans amounted to $39,693 and $30,883, respectively.

Notes Payable

On July 11, 2024, the Company entered into multiple promissory note agreements with related parties of the company, including the Company’s CEO, for a total principal amount of $420,000. The notes bear interest of 10% per annum with all principal and interest due and payable on the earlier of: (a) July 11, 2025 or (b) in the events of default, which includes voluntary and involuntary proceedings. As of December 31, 2025 and 2024, the Company has an outstanding principal of $62,000 and $177,000, respectively.

Interest expense recognized for the years ended December 31, 2025 and 2024 on these notes at 10% per annum amounted to $21,700 and $20,300, of which $10,000 and $16,917 remained accrued and outstanding at December 31, 2025 and 2024, respectively

Convertible Notes Payable

In August 2023, the Company issued a series of convertible notes for a total principal of $450,000. The notes bear interest of 8% per annum with all principal and interest due and payable on the earlier of: (a) 5 days after the receipt of demand for payment, which demand shall not be made prior to August 11, 2025, or (b) in the events of default, which includes voluntary and involuntary proceedings.

FS-20

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

In May 2024, the Company issued a single convertible note for a total principal of $1,000,000. The note bears an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to May 11, 2027, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In July 2024, the Company issued multiple convertible notes for a total principal of $2,149,300. The note bears an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to July 2026, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In November 2024, the Company issued a single convertible note for a total principal of $1,000,000. The note bears an interest equal to the prime rate plus 5% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to November 2027, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In January 2025, the Company issued a single convertible note for a total principal of $50,000. The note bears an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to January 2028, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In June 2025, the Company issued a single convertible note for a total principal of $250,000. The note bears an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to June 2028, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In case of liquidity event, which means a change of control, private placement equity financing, direct listing, an initial public offering (IPO) or special purpose acquisition companies (SPAC) merger, the outstanding principal and accrued interest will automatically convert into Company’s shares issued in the triggering financing, as applicable. The conversion price per share equal to: (a) (i) in the case of an IPO, the price per share at which conversion shares are sold to the public, (ii) in the case of private placement equity financing, the lowest per share purchase price of the conversion shares issued in such financing and (iii) in the case of other liquidity event, the aggregate fair market value of the Company’s equity interest divided by the number of shares constituting the Company equity interest outstanding immediately prior to such liquidity event; in each case multiplied by (ii) the 75% to 100% discount rate.

During 2025, the Company issued convertible notes through Regulation Crowdfunding for a total of $4,900,127. The notes bear an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to the three year anniversary of the issuance of the note, or (b) in the events of default, which includes voluntary and involuntary proceedings.

During 2025, the Company recorded a discount on convertible notes of $298,787 and amortized $56,495 of this to interest expense.

During 2025, the Company issued convertible notes through Regulation D for a total of $206,800. The notes bear an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to the three year anniversary of the issuance of the note, or (b) in the events of default, which includes voluntary and involuntary proceedings.

FS-21

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

In December 2025, the Company converted convertible notes with a carrying amount of $7,689,633 (net of unamortized discount of $242,294) and accrued interest payable of $525,184 into 23,744,528 shares of Series B common stock.

Interest expense recognized for the years ended December 31, 2025 and 2024 on these notes amounted to $646,708 and $167,511, respectively.

As of December 31, 2025 and 2024, the outstanding principal balance was $2,074,300 and $4,599,300 and the accrued interest payable was $246,644 and $181,615, all respectively.

Other Accrued Liability

During 2025, the Company received cash in connection with a financing transaction. The transaction was not consummated. Accordingly, as of December 31, 2025, the Company recorded an accrued liability of $70,000 representing the funds pending return.

NOTE 4 – STOCKHOLDERS’ EQUITY

Capital Structure

On December 29, 2025, the Company amended and restated its articles of incorporation (the “Second Amended Articles”). The amended authorized number of shares is as follows:

●	Series 1 preferred stock – 166,305,280 shares

●	Undesignated preferred stock – 12,694,720 shares

●	Series A common stock – 42,186,380 shares, no voting rights

●	Series B common stock – 666,332,441 shares, one (1) vote per share

●	Series C common stock – 75,833,333 shares, ten (10) votes per share

●	Undesignated common stock – 39,217,608 shares

Series C common stock is convertible into Series B common stock at the option of the stockholder. Also, Series C common stock shall automatically be converted into Series B common stock at the earliest of: a) 7th anniversary of Company’s IPO, b) 7th anniversary of initial listing on the Nasdaq Stock Market, New York Stock Exchange or another exchange approved by the Board of Directors, c) 7th anniversary of the consummation SPAC transaction, d) election by the holders of majority of the voting power of the shares of Series C common stock to convert and e) upon transfer of shares of Series C common stock, provided that a permitted transfer does not trigger such automatic conversion.

All shares of common stock issued and outstanding prior to the amendment were automatically reclassified into shares of Series B common stock.

Also, on December 29, 2025, the Company effected a twenty-for-one (20-for-1) stock split for all outstanding common and preferred shares. All share and per-share data, including the stock options, presented in the consolidated financial statements and notes have been adjusted retroactively to reflect this stock split for all periods presented.

Also, on December 29, 2025, 75,833,333 issued Series B common shares were exchanged for 75,8333,333 Series C common shares.

FS-22

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

As of December 31, 2024, the Company had 166,305,280 issued and outstanding shares of Series 1 preferred stock and 116,434,240 issued and outstanding shares of Series B common stock.

As of December 31, 2025, the Company had 166,305,280 issued and outstanding shares of Series 1 preferred stock and 64,729,235 issued and outstanding shares of Series B common stock and 75,833,333 issued and outstanding shares of Series C common stock.

Preferred Stock

The holders of Series 1 preferred stock are entitled to various protective provisions and preferences, as defined in the certificate of designation of Series 1 preferred stock (the “Agreement”). Holders of Series 1 preferred stock are entitled to vote on an as-converted basis with holders of Series B common stock. The holders of Series 1 preferred stock are entitled to a dilution protected dividend preferences over holders of common stock, as defined in the agreement. The holders of Series 1 preferred stock are entitled to a liquidation preference over holders of common stock at the original issuance price ($0.20555) per share, providing a total liquidation preference of $34,184,635 as of December 31, 2025 and 2024, or such greater amount as would be payable on an as-converted basis to Series B common stock. The Series 1 preferred stock are convertible, at the holder’s election, into Series B common stock at a dilution protected conversion rate that is currently 1:1, which is unaffected by the stock split (as both classes split equally).

Common Stock

On January 9, 2017, the founder was granted 80,000,000 shares of Series B common stock which are subject to 4-year vesting period. Vested common stock issued and outstanding as of December 31, 2025 and 2024 were 140,562,568 and 116,434,240, respectively.

During 2024, 382,960 stock options were exercised for $15,702 and converted into 382,960 shares of Series B common stock.

During 2024, the Company issued 50,380 Series B common stock shares at a price of $0.185 to the lead investor of its 2023 Wefunder crowd fundraiser.

During 2025, 400,000 stock options were exercised for $400 and converted into 400,000 shares of Series B common stock.

During 2025, the Company issued 23,744,528 shares of Series B common stock from the conversion of convertible notes payable and accrued interest payable.

Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, Compensation - Stock Compensation, which requires measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period. The Company had a stock- based employee compensation plan, the 2017 Stock Option Plan (the “Plan”), for which 28,000,000 shares of common stock were initially reserved for issuance under the Plan to certain employees. Awards granted under the Plan are made in the form of Incentive Stock Options (ISOs).During May 2021, the Board of Director and stockholders of the Company approved the increase in total shares to be reserved for issuance under the Plan from 37,480,440 to 149,600,000 shares of common stock. During February 2022, the Board of Director and stockholders of the Company approved the increase in total shares to be reserved for issuance under the Plan from 149,600,000 to 240,000,000 shares of common stock. During November 2022, the Board of Director and stockholders of the

FS-23

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

Company approved the increase in total shares to be reserved for issuance under the Plan from 240,000,000 to 281,247,960 shares of common stock. During October 2025, the Board of Director and stockholders of the Company approved the change in the definition of “shares” under the Plan to mean Series A common stock and also approved the termination of the 2017 Stock Option Plan. 0 and 16,711,260 shares were available for issuance under the Plan as of December 31, 2025 and 2024, respectively.

Also during October 2025, the Board of Director approved the 2025 Equity Incentive Plan (the “2025 Plan”) to take effect December 29, 2025, for which 42,186,380 shares of Series A common stock were reserved for issuance under the 2025 Plan to certain employees. 42,186,380 shares were available for issuance under the New Plan as of December 31, 2025.

ISOs are granted to certain employees of the Company from time to time. As of December 31, 2025, and 2024, 25,436,320 and 28,914,600 ISOs were issued and outstanding, respectively, under the Plan. Vested ISOs were 21,094,880 and 25,419,280 as of December 31, 2025 and 2024, respectively. During the years ended December 31, 2025 and 2024, 6,985,160 and 6,590,260 ISOs were forfeited, respectively.

NQSOs are granted to certain employees of the Company from time to time. As of December 31, 2025 and 2024, 217,728,751 and 223,908,860 NQSOs were issued and outstanding, respectively, under the Plan. Vested NQSOs were 215,507,821 and 216,404,120 as of December 31, 2025 and 2024, respectively. During the years ended December 31, 2025 and 2024, 6,180,109 and 8,130,060 NQSOs were forfeited, respectively.

Outside the Plan, prior to 2020, the Company granted 26,375,680 non-qualified stock options (“NQSOs”) with an exercise price of $0.0015 per share. During the year ended December 31, 2021, the Company granted 25,945,280 NQSOs with an exercise price of $0.041 per share. NQSOs of 52,320,960 remain outstanding as of December 31, 2025 and 2024, of which 52,320,960 NQSOs were vested as of December 31, 2025 and 2024.

The Company’s ISOs and NQSOs typically expire ten years after the grant date and vesting occurs immediately or over a period of four years.

FS-24

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

A summary of options activities for the years ended December 31, 2025 and 2024 is as follows:

	December 31, 2025		December 31, 2024
	Weighted Average	Exercise	Weighted Average	Exercise
	Options	Price	Options	Price
Balance beginning of period	305,144,420	$0.04	313,047,860	$0.037
Granted	3,906,880	$0.19	7,199,840	$0.185
Exercised	(400,000)	$-	(382,960)	$0.041
Forfeited	(13,165,269)	$0.04	(14,720,320)	$0.107
Outstanding - end of period	295,486,031	$0.78	305,144,420	$0.037

Exercisable at end of period	288,923,661	$0.73	294,144,360	$0.037

Intrinsic value of options outstanding at year - end	$124,401,025		$45,320,849

Weighted average duration (years) to expiration of outstanding options at year end	5.86		6.80

Weighted average duration (years) to expiration of exercisable options at year end	5.80		6.75

FS-25

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black- Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The stock option issuances were valued using the following inputs for the years ended December 31, 2025 and 2024:

	2025	2024
Risk free interest rate	4.22%	4.23%
Expected dividend yield	0.00%	0.00%
Expected volatility	90.00%	33.75%
Expected life (years)	7	7
Fair value per stock option	$0.026	$0.065

For the years ended December 31, 2025 and 2024, stock-based compensation expense was $90,400 and $220,257, respectively.

As of December 31, 2025 and 2024, there were $226,732 and $239,797, respectively, of costs to be recognized over a weighted-average period of approximately 3.13 years and 1.67 years, all respectively.

The fair value of stock options issued during the years ended December 31, 2025 and 2024 was $101,970 and $590,127, respectively.

FS-26

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

NOTE 5 – INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

As of December 31, 2025 and 2024, the Company had net deferred tax assets before valuation allowance of $6,810,057 and $5,951,989, respectively.

The following table presents the deferred tax assets and liabilities by source:

	2025	2024
Net operating loss carryforward	$6,758,474	$5,902,589
Research and development credits	50,100	50,100
Depreciation methods	1,484	(700)
Deferred tax assets	6,810,057	5,951,989
Valuation allowance	(6,810,057)	(5,951,989)

Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2025 and 2024, cumulative losses through December 31, 2025, and no history of generating taxable income. Therefore, valuation allowances of $6,810,057 and $5,951,989 were recorded as of December 31, 2025 and 2024, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 21.0%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2025 and 2024, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $32,183,209 and $28,107,567, respectively, which may be carried forward to offset future income.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2025 tax years remain open to examination.

FS-27

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

NOTE 6 – CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2025 and 2024, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE 7 – LEASE COMMITMENTS

In September 2022, the Company entered into a 25-month operating lease agreement for office space, which started in November 2022. The agreement called for a security deposit of $70,000 and monthly payments of $30,527 for the first year, and $31,443 for the remaining 13 months. Additionally, the Company is responsible for $19,148 of the monthly common area maintenance charges. The Company initially recognized operating lease right-of-use asset and operating lease liability of $673,673, discounted using the Company’s incremental borrowing rate of 5.0% and lease term of 25 months. As of December 31, 2023, the carrying amount of the operating lease right-of- use asset was $337,123, net of accumulated amortization of $367,993 and the carrying amount of operating lease liability was $337,380, net of unamortized interest of $8,493. On November 30, 2024, the lease agreement was fully consummated and not renewed.

For the years ended December 31, 2025 and 2024, the Company incurred $1,191 and $553,182 of rent expense, respectively.

NOTE 8 – SUBSEQUENT EVENTS

Management’s Evaluation

As of January 5, 2026, the Company received SEC qualification for a Regulation A, Tier 2 Offering to raise up to $25 million.

Management has evaluated subsequent events through May 2, 2026 the date the financial statements were available to be issued. Based on this evaluation, no other material events were identified which require adjustment or disclosure in these financial statements.

PART III – EXHIBITS

Exhibit No.	Description
2.1*	Amended and Restated Certificate of Incorporation dated May 13, 2021
2.2*	Amendment dated November 19, 2021, to the Amended and Restated Certificate of Incorporation
2.3*	Amendment dated October 24, 2023, to the Amended and Restated Certificate of Incorporation
2.4*	Certificate of Designation of Series 1 Convertible Preferred Stock dated May 13, 2021
2.5*	Amendment dated November 19, 2021 to the Certificate of Designation of Series 1 Preferred Stock
2.6*	Second Amended and Restated Certificate of Incorporation dated December 29, 2025
2.7*	Bylaws of Immersed Inc. (former AraJoy, Inc.)
4.1*	Form of Subscription Agreement
6.1*	Agreement with DealMaker Securities LLC (and affiliates), dated October 28, 2025
6.2*	Advisor Agreement between the Immersed Inc. and Lonsdale Enterprises Inc., dated May 18, 2023
6.3*	Form of indemnification agreement for directors and officers
6.4*	2017 Stock Option Plan, as amended on September 30, 2019, May 13, 2021, February 1, 2022, November 14, 2022, and October 20, 2025
6.5*	2017 Form of Stock Option Agreement
6.6*	2025 Equity Incentive Plan
6.7*	2025 Form of Stock Option Agreement
6.8*	Founder Stock Exchange Agreement, dated December 29, 2025
11.1**	Consent of Independent Auditor
12.1*	Opinion of Greenberg Traurig, P.A. regarding legality of the securities covered in this Offering

* Previously filed.

** Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Immersed Inc.

Date: May 5, 2026	By:	/s/ Renji Bijoy
Name: Renji Bijoy
Title: Founder and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Renji Bijoy	Date: May 5, 2026
Name: Renji Bijoy Title: Founder, Chief Executive Officer, and Director

By: /s/ Jacob Thomsen	Date: May 5, 2026
Name: Jacob Thomsen Title: Director